Exhibit 10.1
COOPER TIRE & RUBBER COMPANY
701 Lima Avenue • Findlay, OH 45840 • (419) 423-1321
December 14, 2009
Brenda Harmon
3600 Carpenters Green Lane
Cincinnati, Ohio 45241
Dear Brenda,
It has been a pleasure to spend time and discuss your future with Cooper Tire & Rubber Company. This is a company in the midst of substantial growth, which is both exciting and challenging. We look at the total reward in coming to work for Cooper and believe our employee value proposition touches the spectrum to motivate and retain the best talent.
I am pleased to extend to you an offer for the position of Vice President and Chief Human Resources Officer, reporting to me, the Chairman of the Board, Chief Executive Officer and President, leading our Human Resources and Communications functions. I believe you have excellent qualifications and will bring the ideal skills and knowledge to Cooper and these important functions as we build towards a bright and profitable future. Assuming you accept this offer, at the next meeting of the Board of Directors, you will be nominated as an executive officer of the corporation.
Here are the details, assuming a December start date:
SALARY:	Your base salary will be $340,000 per year. You will be eligible for an annual merit increase based upon performance. Your performance review date will be in April based upon our merit program parameters. Your next scheduled review will be April 2011.

ANNUAL INCENTIVE:	You will be eligible for a bonus based on the achievement of the Cooper Tire annual incentive plan. Your bonus opportunity is 50% of your base pay. The annual incentive can vary from zero to 200% of your target percentage depending upon the company attaining its goals and your individual performance.

LONG-TERM INCENTIVE:	We will recommend to the Compensation Committee that you participate in the current three-year Long-Term Incentive Plan cycle which began with the 2008 fiscal year. This three year cycle will be completed at the end of the 2010 fiscal year. For 2010, your target payout in performance based units will be approximately 7300 units at target. A 2010-13 long term incentive program is in the design phase. You will be part of the new plan, and based on market data,

Brenda Harmon

your target award will be in the $340,000 target range, with a 200% maximum.

RESTRICTED STOCK:	We will also recommend to the Compensation Committee that you receive a grant of 25,000 shares of restricted stock. This grant will vest 25% per year for the 4 years after the date of grant.

SIGN-ON BONUS:	You will receive within ten days of employment, a sign-on bonus in the amount of $75,000 less standard withholding taxes. If your employment with Cooper is voluntarily terminated or is terminated for cause (i.e. violation of Company policy, unsatisfactory completion of pre-employment screening and drug testing) within two years of your date of hire, you will be required to reimburse Cooper a portion of the sign-on bonus as follows: 100% if termination occurs during the first year of employment; 50% if termination occurs during the second year of employment.

PERQUISITE PROGRAM:	You will be eligible to participate in the company’s executive perquisite program for 2010, which is currently under review. The program provides compensation for a company car, gas, insurance and maintenance, financial planning and tax planning assistance. Specific details are scheduled to be available in December.
Here are the basic details for the Cooper benefit package:
AVAILABLE HEALTH BENEFITS: A flex allowance is provided which may be spent, using pre-tax dollars in most cases, on varying amounts of any or all of the following in accordance with your family’s needs and desires. The medical co-pay is 20% upon reaching the required deductible according to your specific plan coverage.
•	Medical/Prescription Drug Plan

•	Dental Plan

•	Vision Service Plan

•	Long Term Disability

•	Dependent Care Spending Accounts

•	Health Savings Account

•	Employee and Dependent Life/AD&D Insurance
AVAILABLE INVESTMENT BENEFITS:
•	Investment Savings Plan
•	Full-time employees are immediately eligible to participate in the plan by deferring pre-tax or Roth 401(k) after-tax dollars through payroll deduction. The company will match 100% of the first 1% and 50% of the next 5% of your pay that you contribute to the plan. When you contribute 6%, you would receive the maximum match of 3.5%.

•	In addition, the company has a profit sharing opportunity for a discretionary company grant of up to 3%.
OTHER AVAILABLE BENEFITS:
•	Paid Vacation, accruing at 1.25 days per month, which will be 15 days in 2010.

•	Paid Holidays (10), and one floating holiday for a total of 11 upon 1 year of service

•	Integrated On-Boarding process — includes a 90-day connection plan with support from HR and your direct manager to help you become familiar with your new company, responsibilities, and colleagues.

Brenda Harmon

•	Volunteer Opportunities and Charitable Giving — we encourage our employees to support the communities where we live and work, and as an organization we support this through supporting employee volunteerism, our matching gift program, and various other charitable giving programs.

•	Fitness Center co-sponsorship — the company will sponsor a portion of a personal or family fitness center membership.

•	Find below the details regarding your relocation benefits. In addition, Cooper will guarantee that you are kept whole on the sale of your home in the Cincinnati area. We do not believe you should suffer financially from local market conditions due to a move at Cooper’s request.
All relocation related items will be arranged by the corporate HR department; contact Laura Long, Employee Movement Coordinator at 419-424-4343.
•	Miscellaneous Relocation Allowance: You will receive a special relocation allowance to help cover miscellaneous relocation costs. The allowance is equal to one month’s base salary, or $28,333. It will be available to you within 30 days of your hire date. This is subject to normal withholding taxes.

•	New Home Purchase Assistance: You will be provided the opportunity to participate in the no-closing-cost loan program on your new home purchase through the company’s professional relocation company, SIRVA, in conjunction with SIRVA Mortgage.

•	Home Finding Trips: Your expenses for two house hunting visits up to seven days and six nights for you and your spouse. Typical expenses include: airfare and rental car or mileage, childcare, lodging and meals.

•	Temporary Housing: Will cover lodging and meals up to 60 days pending the availability of your permanent housing anticipating a normal relocation process for you and your family.

•	Home Marketing & Finding: You will be required to use our professional relocation company, SIRVA, for your home marketing and home finding assistance. They will provide BMA (Broker Market Analysis) data and a recommended list price on your current home and provide you assistance in finding a home in your new location. You should not work independently with a realtor. Please work through Laura Long, Employee Movement Coordinator, and she will direct you through the process.

•	Loss on Sale Assistance: The Company will provide financial assistance if you sell your home in the departure location and the selling price falls short of the original net purchase price. You must submit a copy of your closing documents to support the purchase price and selling price of your home.

•	Movement of Household Goods: The Company will arrange and pay shipping expenses for a professional van line service to pack, load, transport and unload your household items. Laura Long, Employee Movement Coordinator, will assist you in scheduling this service.

•	Final Trip to the Destination Location: You will be reimbursed for the mileage expense incurred for up to two vehicles from the departure location to the destination location as you relocate to Findlay. This expense should be submitted on a special expense report and routed to Laura Long for approval.

Brenda Harmon

•	Cooper’s provision to you regarding the relocation allowance and other relocation expenses paid by Cooper are subject to your obligation of repayment in the event you voluntarily terminate your employment with Cooper, for any reason, within two years from your date of hire. Reimbursement will be required as follows: 100% if termination occurs during the first year of employment; 50% if termination occurs during the second year of employment.
Various provisions of this offer, such as bonus and benefits, are governed by benefit plan documents and company policy as they are amended periodically. Should you want clarification or more specific information on these or any other matters, feel free to ask.
The finalization of your hiring is contingent upon passing our routine background check as well as a pre-employment drug screen.
As stated in all job offers, Cooper is an at-will employer. You or the company may terminate employment at any time with or without cause and/or notice. This letter is confirmation of employment only and is not a contract or commitment to continued employment. However, Cooper does have a Change-In-Control Severance Pay Plan which provides pay continuation in the event of a Change-in-Control of the Company. A copy of the Plan is available for your review.
Brenda, you know that the Executive Committee and I feel this is a very exciting opportunity and you bring an excellent skill set to this position. I know you will make invaluable contributions to the future success of Cooper in the coming years. Please call me or Paul if you have any questions. We will be available through the rest of the week.
Congratulations again.

Very truly yours,	Accepted by:

/s/ Roy Armes	/s/ Brenda Harmon	12/16/09

Roy Armes	Brenda Harmon	Date
Chairman, CEO & President